UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GRUPO TMM, S.A.B.
(Full Name of Registrant)

Grupo TMM, S.A.
(Former Name if Applicable)

Convento de Acolman 58-B
Colonia Jardines de Santa Monica
Address of Principal Executive Office (Street and Number)

54050 State of México, Mexico
(City, State and ZIP Code)

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company will not be able to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) within the prescribed period because the Company’s audited financial statements are not available and the Company is unable, without unreasonable effort or expense, to complete the Form 20-F within the prescribed period. Specifically, a non-recurring event took place in the last quarter of 2025 related to the loss of control of the Company’s warehouse business and whose consequences are being assessed by the Company. The Company expects to conclude its analysis of the full consequences of such non-recurring event and finalize the consolidated financial statements of the Company shortly and, thus, the Company expects to file its Annual Report on Form 20-F once the consolidated financial statements of the Company for inclusion therein become available.

PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Veronica Tego Sanchez Chief Financial Officer	+52 55	5629 8866
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes   ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes   ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated above, a non-recurring event took place in the last quarter of 2025 related to the loss of control of the Company’s warehouse business. The Company is continuing its review of the consequences of the event, including estimates of changes in its financial statements, and is thus unable to produce a reasonable estimate as of the filing date of this form.

Forward Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

GRUPO TMM, S.A.B.
(Name of Registrant As Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned by the undersigned thereunto duly authorized.

Date: April 30, 2025	By:	/s/ Veronica Tego Sanchez
Veronica Tego Sanchez
Chief Financial Officer

Instruction:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.